EXHIBIT 11.1

ESPEY MFG. & ELECTRONICS CORP.

Computation of per Share Net Income

Five years ended June 30,

	2020	2019	2018	2017	2016
Computation of net income
per share:

BASIC
Weighted average
number of primary
shares outstanding	2,393,207	2,372,945	2,333,885	2,312,870	2,285,686

Net income	$1,163,668	$2,342,694	$3,075,797	$1,135,736	$3,175,801

Per share-basic	$0.49	$0.99	$1.32	$0.49	$1.39

DILUTED
Weighted average
number of primary
shares outstanding	2,396,618	2,389,228	2,348,307	2,324,838	2,302,034

Net effect of
dilutive stock
options based on
treasury stock
method	3,411	16,283	14,422	11,968	16,348

Net income	$1,163,668	$2,342,694	$3,075,797	$1,135,736	$3,175,801

Per share-diluted	$0.49	$0.98	$1.31	$0.49	$1.38

33